Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2022 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 28 December 2022 at 2:00 p.m. for the purpose of considering, and if thought fit, approving the following resolutions.

Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 25 August 2022 (“Circular”):

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.	The resolution regarding the purchase of 96 Airbus A320NEO family aircraft by the Company from 2024 to 2027. (Details of this resolution are set out in the Circular.)

2.	The resolution regarding the purchase of 40 Airbus A320NEO family aircraft by Xiamen Airlines Company Limited.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 November 2022

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Monday, 28 November 2022 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Wednesday, 7 December 2022, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/ her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, at or before 4:30 p.m. on Friday, 25 November 2022.

d.	The register of holders of H Shares will be closed from 28 November 2022 to 28 December 2022 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarially certified power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Important notice in relation to pandemic prevention and control

In the event that the containment of the COVID-19 pandemic is still ongoing at the time of the EGM, in order to cooperate with the prevention and control of the pandemic so as to safeguard the health and safety of the shareholders and the participants of the meeting, at the same time ensuring that the shareholders may exercise their respective shareholders’ rights, the Company recommends holders of H Shares and their proxies intending to attend the relevant meeting to vote by completing and submitting the proxy form, i.e., to indicate how you wish your votes to be casted in the proxy form, and appoint the Chairman of the EGM as your proxy to vote on your behalf on site.

In the case that the holders of H Shares or their proxies choose to attend the meeting in person by then, they must comply with the policies and requirements regarding the containment of COVID-19 pandemic. On the way to, from and at the venue of the relevant meeting, please adopt proper personal preventive measures. Upon arrival at the venue of the relevant meeting, please follow the arrangement and guidance of the staff and cooperate with the pandemic prevention and control requirements including, among others, attendee registration, temperature check and wearing of masks.

5.	Miscellaneous

a.	The EGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.